DIRECT DIAL
+852 3740 4863
DIRECT FAX
+852 3910 4863
EMAIL ADDRESS
JULIE.GAO@SKADDEN.COM

<u>PARTNERS</u>
CHRISTOPHER W. BETTS
WILL H. CAI ^
GEOFFREY CHAN *
CHI T. STEVE KWOK *
EDWARD H.P. LAM ♦ *
HAIPING LI *
RORY MCALPINE ♦
CLIVE W. ROUGH ♦
JONATHAN B. STONE *
^ (ALSO ADMITTED IN CALIFORNIA)
♦ (ALSO ADMITTED IN ENGLAND & WALES)
* (ALSO ADMITTED IN NEW YORK)

<u>REGISTERED FOREIGN LAWYERS</u>
Z. JULIE GAO (CALIFORNIA)
BRADLEY A. KLEIN (ILLINOIS)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM
世達國際律師事務所
42/F, EDINBURGH TOWER, THE LANDMARK
15 QUEEN'S ROAD CENTRAL, HONG KONG

———

TEL: (852) 3740-4700
FAX: (852) 3740-4727
www.skadden.com

AFFILIATE
OFFICES
———
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
WASHINGTON,
D.C.
WILMINGTON
———
BEIJING
BRUSSELS
FRANKFURT
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

February 27, 2018

VIA EDGAR

Mail Stop 3561
Mr. Justin Dobbie
Mr. J. Nolan McWilliams
Mr. Abe Friedman
Ms. Theresa Brillant
Office of Transportation and Leisure
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

> **Re: iQIYI, Inc. (CIK No. 0001722608)**
> <u>**Registration Statement on Form F-1**</u>

Dear Mr. Dobbie, Mr. McWilliams, Mr. Friedman, and Ms. Brillant:

On behalf of our client, iQIYI, Inc., a company organized under the laws of the Cayman Islands (the "**Company**"), we are filing herewith the Company's registration statement on Form F-1 (the "**Registration Statement**") and certain exhibits via EDGAR to the Securities and Exchange Commission (the "**Commission**"). To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on February 12, 2018, and two copies of the exhibits filed with the Registration Statement.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company's responses to the comments contained in the letter from the staff of the Commission (the "**Staff**") dated February 23, 2018. The Staff's

comments are repeated below in bold and are followed by the Company's responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement

In addition to revising the disclosure in response to the Staff's comments, the Company has also included (i) its audited consolidated financial statements as of and for the year ended December 31, 2017, (ii) pictures and graphics presented on the covers of the prospectus, and (iii) other information and data to reflect recent developments. The Company also updated certain third-party market data cited in the Registration Statement to reflect the latest such data available. In this regard, the Company has enclosed, as <u>Annex A</u> to this letter, relevant portions of the third-party market data sources cited in the Registration Statement, marked to highlight the applicable portions or sections containing the updated statements or statistics cited and cross-referenced to the relevant locations in the Registration Statement. Because some of the third-party materials are in Chinese, the Company has prepared English translations of the applicable portions of the third-party materials to facilitate the Staff's review.

The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size by the end of the two weeks from the date hereof, and launch the road show as soon as legally permissible thereafter. The Company would appreciate the Staff's prompt feedback to this filing.

Management's Discussion and Analysis

Non-GAAP Measures, page 87

1. **We note your disclosure that the non-GAAP measures exclude items that are "infrequent or unusual in nature." Please note Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please revise your disclosure as appropriate. Also refer to Question 102.03 of the staff's Compliance and Disclosure Interpretations "Non-GAAP Financial Measures" ("C&DI") for guidance.**

   The Company respectfully advises the Staff that the Company has deleted all non-GAAP measure-related disclosure in the Registration Statement.

2. **Your disclosure states the non-GAAP measures are used to measure both your performance and your liquidity. In regards to the measure being presented as a liquidity measure, please tell us your consideration of also providing a reconciliation to operating cash flow as the most directly comparable GAAP measure to comply with Item 10(e)(1)(i)(B) of Regulation S-K.**

2

   The Company respectfully advises the Staff that the Company has deleted all non-GAAP measure-related disclosure in the Registration Statement.

Notes to Consolidated Financial Statements

19. Loss Per Share, page F-48

3. **Please revise or clarify to us your disclosure on page F-48 which states upon "automatic conversion of all of the Company's redeemable convertible preferred shares … and all outstanding shares are re-designated into 416,314,037 Class A ordinary shares and 2,640,621,681 Class B ordinary shares" with your tabular disclosure on page F-49 which reflects 1.2B Class A ordinary shares and 2.8B Class B ordinary shares upon the automatic conversion of the redeemable convertible preferred shares.**

In response to the Staff's comment, the Company has revised the relevant disclosure on page F-55 of the Registration Statement.

3

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Hoffman Cheong, the audit engagement partner at Ernst & Young Hua Ming LLP, by telephone at +8610-5815-2388 or via email at Hoffman.Cheong@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc: Robin Yanhong Li, Chairman of the Board of Directors, iQIYI, Inc
    Dr. Yu Gong, Chief Executive Officer, iQIYI, Inc.
    Xiaodong Wang, Chief Financial Officer, iQIYI, Inc.
    Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
    Hoffman Cheong, Partner, Ernst & Young Hua Ming LLP
    Li He, Esq., Partner, Davis Polk & Wardwell LLP